[News from The Chubb Corporation]
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                                                               March 1, 1996

FOR IMMEDIATE RELEASE
---------------------

              THE CHUBB CORPORATION INCREASES QUARTERLY DIVIDEND
                       AND ANNOUNCES 2 FOR 1 STOCK SPLIT

   The Board of Directors of The Chubb Corporation declared a quarterly dividend in the amount of $0.54 per share payable April 2, 1996 to shareholders of record on March 15, 1996. This represents an increase of 10.2% over the $0.49 dividend paid last quarter.

   The Board also declared a two for one stock split payable to shareholders of record April 19, 1996. The new shares will be distributed in early May.

   The Board at the same time approved an amendment to the Corporation's Certificate of Incorporation increasing the authorized shares of common stock from 300 million shares to 600 million shares. Under New Jersey Law, shareholder approval will not be required since the increase reflects the two for one stock split.


For further information contact:       Gail E. Devlin
                                       (908) 903-3245

                                       Glenn A. Montgomery
                                       (908) 903-2365